FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number:  0-28800

Durban Roodepoort Deep, Limited

(Translation of registrant’s name into English)

45 Empire Road, Parktown, Johannesburg South Africa, 2193

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K Filing for the month of March 2004, and incorporated by reference herein, are:

Exhibit No.	Description
1.	Release, dated March 2, 2004, entitled “Durban Roodepoort Deep To Present At BMO Nesbitt Burns 2004 Global Resources Conference on March 2, 2004.”

2.	Release, dated March 8, 2004, entitled “DRD Announces Takeover Offer for Emperor Mines LTD.”

3.	Release, dated March 8, 2004, entitled “Offer to Shareholders of Emperor Mines Limited.”

4.	Release, dated March 8, 2004.

5.	Release, dated March 15, 2004, entitled “DRD’s Blyvoor Mine Appoints Stakeholder Task Team to Help Fight Impact of Rand Strength on Margins.”

6.	Release, dated March 25, 2004, entitled “Blyvoor’s “Rand-Beater” Task Team Secures Outcomes Based Workplace Agreement with Rock Drill Operators.”

7.	Release, dated March 26, 2004, entitled “DRD Lodges Emperor Mines Limited Bidder’s Statement.”

8.	Release, dated March 26, 2004, entitled “DRD JCI/CAM Court Case.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

	By:	/s/ Andrea Townsend
Andrea Townsend
Company Secretary

Dated: March 30, 2004